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                                                                    EXHIBIT 11.1

MIDDLE BAY OIL COMPANY, INC.
Statement of Computation of Per-Share Earnings
For the Year Ended December 31, 1997


                                                     Fully
                               Primary              Diluted
                            --------------       --------------
Net Income                  $  (16,704,882)      $  (16,704,882)
                            --------------       --------------
Adjusted Net Income         $  (16,704,882)      $  (16,704,882)
                            ==============       ==============

Divided by:

Weighted Average Shares          3,397,117            3,397,117

Adjusted Weighted Average
  Shares                         3,397,117            3,397,117
                           ---------------        -------------

Earnings Per Share         $         (5.10)       $       (5.10)
                           ===============        =============